SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BurgerFi International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

12122L 101

(CUSIP Number)

Daniel Reid

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Operating Officer and General Counsel

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12122L 101

1.	Names of Reporting Persons. J. Michael Chu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,929,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,929,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,929,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Scott A. Dahnke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,929,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,929,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,929,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12122L 101

1.	Names of Reporting Persons. Cardboard Box LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Warming Bag, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,929,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,929,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,929,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 12122L 101

1.	Names of Reporting Persons. CP7 Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,929,741
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,929,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,929,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 15, 2021, and amended by Amendment No. 1 on October 14, 2022 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 that are not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of BurgerFi International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 200 West Cypress Creek Rd., Suite 220, Fort Lauderdale, FL.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by the following (each, a “Reporting Person,” and collectively, the “Reporing Persons”):

(i)	Cardboard Box, LLC (“Cardboard Box”), a Delaware limited liability company;

(ii)	CP7 Warming Bag, L.P. (“CP7 Warming Bag”), a Delaware limited partnership and the member of Cardboard Box holding a majority of the outstanding equity interests of Cardboard Box;

(iii)	CP7 Management, LLC (“CP7 Management”), a Delaware limited liability company and the general partner of CP7 Warming Bag;

(iv)	Scott Dahnke, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein; and

(v)	J. Michael Chu, a citizen of the United States, who is a managing member of CP7 Management and disclaims beneficial ownership of the shares of Common Stock reported herein.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)

The principal business of: (i) Cardboard Box is to serve as a private investment vehicle for investment in the Issuer; (ii) CP7 Warming Bag is to serve as a private investment vehicle for investment in Cardboard Box (iii) CP7 Management as the manager of certain private investment vehicles, including CP7 Warming Bag; (iv) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (v) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 22,253,232 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On November 3, 2022, Cardboard Box effected a distribution of all of the shares of Common Stock and Series A Preferred Stock of the Issuer to the members of Cardboard Box (the “Distribution”). As a result of the Distribution, CP7 Warming Bag received 2,929,741 shares of Common Stock and 2,035,983 shares of Series A Preferred Stock.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	As a result of the Distribution, Cardboard Box beneficially owns no shares of Common Stock as of November 3, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

/s/ J. Michael Chu
J. MICHAEL CHU

/s/ Scott A. Dahnke
SCOTT A. DAHNKE

CARDBOARD BOX LLC

By:	/s/ Matthew Leeds
Name:	Matthew Leeds
Title:	Vice President

CP7 WARMING BAG, L.P.

By: CP7 Management, LLC, its general partner

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

CP7 MANAGEMENT, LLC

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person